SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               The MONY Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    615337102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Ben Adler, Esq.
                              Goldman, Sachs & Co.
                                1 New York Plaza
                                   38th Floor
                            New York, New York 10004
                                 (212) 902-5587
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

--------------------------------------------------------------------------------
CUSIP NO. 615337102
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     AF-WC-OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,720,048
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,720,048
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,720,048
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     3.40%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC-CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 615337102
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     AF-WC-OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,720,048
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,720,048
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,720,048
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.40%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     BD-PN-IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 615337102
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GS Mezzanine Partners, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,069,396
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,069,396
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,069,396
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     2.14%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 615337102
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GS Mezzanine Partners Offshore, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           574,239
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     574,239
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     574,239
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     1.16%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 615337102
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GS Mezzanine Advisors, L.L.C.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,643,635
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,643,635
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,643,635
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     3.26%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 615337102
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Stone Street Fund 1997, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           36,573
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     36,573
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     36,573
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.07%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 615337102
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Bridge Street Fund 1997, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           17,762
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     17,762
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     17,762
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.04%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 615337102
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Stone Street 1997, L.L.C.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           54,335
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     54,335
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     54,335
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.11%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Shares"), of The MONY Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1740 Broadway, New York, New York 10019.

Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by GS Mezzanine Partners, L.P. ("GS Mezzanine Partners"), GS Mezzanine Partners Offshore, L.P. ("GS Offshore"), GS Mezzanine Advisors, L.L.C. ("GS Mezzanine Advisors"), Stone Street Fund 1997, L.P. ("1997 Stone"), Bridge Street Fund 1997, L.P. ("1997 Bridge"), Stone Street 1997, L.L.C. ("Stone 1997"), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. (together with its predecessor, The Goldman Sachs Group, L.P., a Delaware limited partnership, "GS Group" and, together with Goldman Sachs, GS Mezzanine Partners, GS Offshore, GS Mezzanine Advisors, 1997 Stone, 1997 Bridge and Stone 1997, the "Filing Persons").(1)

         Each of GS Mezzanine Partners, a Delaware limited partnership, GS Offshore, a Cayman Islands exempted limited partnership, 1997 Stone, a Delaware limited partnership, and 1997 Bridge, a Delaware limited partnership, was formed for the purpose of investing in fixed income securities, equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the investment manager for GS Mezzanine Partners and GS Offshore. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment


--------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

banking organization. The principal business address of each Filing Person (other than GS Offshore) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands.

         The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Mezzanine Advisors, a Delaware limited liability company and the sole general partner of GS Mezzanine Partners and GS Offshore are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Stone 1997, a Delaware limited liability company and the sole general partner of 1997 Stone and 1997 Bridge, are set forth in Schedule II-B hereto and are incorporated by reference.

         Except as described in Schedule III, during the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         As described herein, on December 30, 1997, GS Mezzanine Partners, GS Offshore, 1997 Stone and 1997 Bridge (collectively, the "Selling Persons") purchased, pursuant to the Investment Agreement, dated as of December 30, 1997, among The Mutual Life Insurance Company of New York, MONY Financial Services Corporation and the investors named therein (the "Investment Agreement"), the full text of which is incorporated by reference as Exhibit 1 hereto, for an aggregate purchase price of $10,000,000, certain Warrants of the Company. The Investment Agreement is described in greater detail in Item 6.

         The funds used by the Selling Persons to purchase the Warrants under the Investment Agreement were obtained from capital contributions by their partners and from the available funds of such entities.

         None of the individuals listed on Schedules I, II-A or II-B hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Filing Persons and have made capital contributions to any of the Filing Persons, as the case may be.

         As set forth in Item 5, GS Group and Goldman Sachs may be deemed to beneficially own Shares acquired by Goldman Sachs in ordinary course trading activities, using its working capital

         As set forth in Item 5, GS Group and Goldman Sachs may be deemed to beneficially own Shares held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). GS Group and Goldman Sachs disclaim beneficial ownership of Shares held in Managed Accounts. The funds used to purchase Shares for Managed Accounts came from client funds.

         As set forth in footnote 2 in Item 5, this filing only represents the Shares beneficially owned by the investment banking division of the GS Group.

Item 4.  Purpose of the Transaction.
         --------------------------

         On December 2, 2003, the Selling Persons entered into an agreement (the "Warrant Purchase Agreement") with AXA Financial, Inc. ("AXA") pursuant to which, simultaneously with entering into the Warrant Purchase Agreement, the Selling Persons sold to AXA certain Warrants ("Warrants") to purchase 2,228,574 Shares for $16,268,590.20 in cash.

         The description of the Warrant Purchase Agreement set forth herein is qualified in its entirety by reference to the Warrant Purchase Agreement, which is attached hereto as Exhibit 2 and is hereby incorporated by reference in its entirety.

         On September 17, 2003, AXA and the Company announced that their Boards of Directors had approved a transaction under which AXA would acquire 100% of the Company in a cash transaction valued at approximately $1.5 billion. Under the terms of their merger agreement, dated September 17, 2003 (the "Merger Agreement"), Company shareholders will receive $31.00 for each Share. The transaction is subject to Company shareholder and certain regulatory approvals, and certain other conditions. AXA has announced that it intends to exercise the Warrants to purchase Shares prior to the record date for the Company's special shareholders meeting to consider the proposed merger between the Company and AXA and intends to vote the shares in favor of the transaction.

         None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of Filing Persons (and their respective affiliates) may purchase additional Shares or other securities of the Company or may sell or transfer Shares beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Shares or other securities and/or may cause any of the limited partnerships to distribute in kind to their respective partners Shares or other securities owned by such limited partnerships. Any such transactions may be effected at any time or from time to time (subject to any applicable limitations imposed on the sale of any of their Company securities by the

Securities Act of 1933, as amended (the "Securities Act") or other applicable law). To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A and II-B hereto may make similar evaluations from time to time or on an ongoing basis.

Item 5.  Interest in Securities of Issuer.(2)
         --------------------------------

         (a) According to information supplied by the Company, as of November 28, 2003 there were 48,844,863 Shares outstanding.

         Each Filing Person beneficially owns the aggregate number and percentage of Shares outstanding as indicated in pages two through nine hereto. The terms of the Warrants provide that the Selling Persons are entitled to purchase the number of Shares that would collectively represent 7% of the Shares on a fully diluted basis minus 2,228,574 Shares. Based upon information currently available to the Selling Persons, they are entitled to purchase 1,697,970 Shares upon exercise of the Warrants. In addition, GS Group and Goldman Sachs may be deemed to beneficially own 20,718 Shares acquired by Goldman Sachs in ordinary course trading activities. As set forth in Item 3, GS Group and Goldman Sachs also may be deemed to beneficially own Shares held in Managed Accounts. GS Group and Goldman Sachs disclaim beneficial ownership of Shares held in Managed Accounts. Such Shares accounted for 1,360 of the total Shares reported hereby for each of GS Group and Goldman Sachs.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of the Shares beneficially owned by such Filing


--------
(2) In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of the GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

Person as indicated in pages two through nine hereto. The response to Item 5(a) is also incorporated herein by reference.

         (c) On October 9, 2003 Goldman Sachs purchased 406 Shares at $32.60 per Share. On October 9, 2003 Goldman Sachs sold 406 Shares at $32.60 per Share. All of the purchases and sales were made by Goldman Sachs in its ordinary course trading activities for cash on the New York Stock Exchange.

         Except as described in this Schedule 13D, no transactions in the Shares were effected by the Filing Persons, or, to their knowledge, any of the persons listed in Schedules I, II-A or II-B hereto, during the past sixty days.

         (d) The response to Item 5(a) is incorporated herein by reference.

         (e) On December 2, 2003, the Filing Persons ceased to be owners of more than 5% of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         --------------------------------------------------------

         See Items 3 and 4, the responses to which are hereby incorporated by reference.

         The Mutual Life Insurance Company of New York ("MONY"), MONY Financial Services Corporation (now known as the Company) and the Selling Persons entered into the Investment Agreement on December 30, 1997. Pursuant to the terms and conditions set forth in the Investment Agreement, the Selling Persons purchased the Warrants and certain debt securities of the Company. The Investment Agreement may be terminated by either the Selling Persons or MONY in certain circumstances specified in the Investment Agreement.

         The Warrants were sold at an aggregate purchase price of $10,000,000 and permit the holders thereof to purchase from the Company in the aggregate 7% of the fully diluted Shares (giving effect to the issuance of the shares in the demutualization offerings, the issuance of the Shares issuable upon exercise of the Warrants and the issuance of Shares upon the exercise, conversion or exchange of any other options, warrants and convertible and exchangeable securities then outstanding) at a specified exercise price which is currently $23.50 per Share.

DETERMINATION OF NON-CONTROL

         The New York Superintendent issued a determination pursuant to Section 1501(c) of the New York Insurance Law, dated December 29, 1997, that the Selling Persons would not control MONY as a result of the transactions contemplated by the Investment Agreement, subject to certain notice and approval requirements, and certain commitments by the Selling Persons. The Selling Persons have agreed to the following notice and approval requirements: (i) the Selling Persons and their affiliates will notify the New York Superintendent before exercising the Warrants or selling any of the Warrants or MONY Notes; (ii) the Selling Persons and their affiliates must notify the New York Superintendent before the sale of any securities of MONY, the Company or any of their affiliates (the "Companies") acquired pursuant to the Investment Agreement; (iii) the notice and non-disapproval requirements of Section 1505(c) and (d) of the New York Insurance Law (relating to transactions within a holding company system) apply to transactions between the Selling Persons and the Companies, except transactions in the ordinary course of the Selling Persons' business other than transactions involving investment management or investment advisory services performed by the Selling Persons for or on behalf of the Companies, to which (along with certain other transactions) the notice requirements of Section 1505(d) of the New York Insurance Law will apply; and (iv) the Selling Persons will provide to the New York Superintendent quarterly and annual reports of transactions between the Selling Persons and the Companies. The Selling Persons have also made commitments to the New York Superintendent as follows: (i) every transaction between the Selling Persons and the Companies will comply with the standards of the New York Insurance Law related to transactions within a holding company system; (ii) the Selling Persons will be subject to New York Insurance Law requirements regarding examinations by the New York Superintendent and violations and penalties in the context of holding company systems; (iii) the Selling Persons will not acquire, directly or indirectly, any security issued by the Companies except pursuant to the Investment Agreement or in the ordinary course of their business; (iv) the Selling Persons will not exercise the rights of security holders to vote (except for certain major corporate transactions, including the proposed merger under the Merger Agreement), propose directors in opposition to management, solicit proxies, call special meetings, or dispose or threaten to dispose of securities as a condition for corporate action or non-action by the Companies; and (v) the Selling Persons will not otherwise cause, or attempt to cause, the direction of the management or policies of, or otherwise exercise control over, the Companies. The determination of non-control will remain in effect until revoked by the New York Superintendent in accordance with the New York Insurance Law, at the request of the Selling Persons or upon the initiative of the New York Superintendent, or the Selling Persons own less than 2% of the equity securities of the Company.

REGISTRATION RIGHTS

         Pursuant to the Investment Agreement the Company has entered into a registration rights agreement granting to the Selling Persons and their subsidiaries or affiliates certain rights to registration under the Securities Act with respect to the Warrants and all Shares issuable upon exercise thereof (the "Registration Rights Agreement"). Subject to certain limitations, the Registration Rights Agreement provides that the Selling Persons and their subsidiaries and affiliates have the right to make three demand registration requests ("Demand Registrations") of the Company and can make an unlimited number of requests for piggyback registrations (each, a "Piggyback Registration"). A Piggyback Registration will not relieve the Company of its obligations to effect Demand Registrations. The Company has agreed to pay all expenses with respect to any Demand Registration or Piggyback Registration other than any underwriting discounts and commissions and any transfer taxes, if any, attributable to the sale by Selling Person or any of their subsidiaries or affiliates of any securities so registered.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1 -- Investment Agreement dated as of December 30, 1997, among The Mutual Life Insurance Company of New York, MONY Financial Services Corporation and the investors named therein (incorporated by reference to Exhibit 10.1 to The MONY Group Inc.'s Registration Statement on Form S-1 (Registration Number 333-63835))

Exhibit 2 -- Warrant Purchase Agreement, dated December 2, 2003, between GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1997, L.P., Bridge Street Fund 1997, L.P. and AXA Financial, Inc.

Exhibit 3 -- Registration Rights Agreement, dated as of December 30, 1997, among The Mutual Life Insurance Company of New York, MONY Financial Services Corporation and the investors named therein (incorporated by reference to Exhibit 10.2 to The MONY Group Inc.'s Registration Statement on Form S-1 (Registration Number 333-63835))

Exhibit 4 -- Joint Filing Agreement, dated December 10, 2003, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., GS Mezzanine Advisors, L.L.C., Stone Street Fund 1997, L.P., Bridge Street Fund 1997, L.P. and Stone Street 1997, L.L.C.

Exhibit 5 -- Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co. (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Schedule 13G filed with respect to The MONY Group Inc. by the Filing Persons on February 13, 2001)

Exhibit 6 -- Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 99.3 to Amendment No. 3 to the Schedule 13G filed with respect to The MONY Group Inc. by the Filing Persons on February 13, 2001)

Exhibit 7 -- Power of Attorney, dated January 31, 2000, relating to GS Mezzanine Partners, L.P. (incorporated by reference to Exhibit 99.5 to Amendment No. 2 to the Schedule 13G filed with respect to The MONY Group Inc. by the Filing Persons on February 14, 2000)

Exhibit 8 -- Power of Attorney, dated January 31, 2000, relating to GS Mezzanine Partners Offshore, L.P. (incorporated by reference to Exhibit 99.6 to Amendment No. 2 to the Schedule 13G filed with respect to The MONY Group Inc. by the Filing Persons on February 14, 2000)

Exhibit 9 -- Power of Attorney, dated February 1, 2000, relating to GS Mezzanine Advisors, L.L.C. (incorporated by reference to Exhibit 99.8 to Amendment No. 2 to the Schedule 13G filed with respect to The MONY Group Inc. by the Filing Persons on February 14, 2000)

Exhibit 10 -- Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1997, L.P. (incorporated by reference to Exhibit 99.11 to Amendment No. 2 to the Schedule 13G filed with respect to The MONY Group Inc. by the Filing Persons on February 14, 2000)

Exhibit 11 -- Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1997, L.P. (incorporated by reference to Exhibit 99.12 to Amendment No. 2 to the Schedule 13G filed with respect to The MONY Group Inc. by the Filing Persons on February 14, 2000)

Exhibit 12 -- Power of Attorney, dated December 16, 1999, relating to Stone Street 1997, L.L.C. (incorporated by reference to Exhibit 99.13 to Amendment No. 2 to the Schedule 13G filed with respect to The MONY Group Inc. by the Filing Persons on February 14, 2000)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 2003


GOLDMAN, SACHS & CO.                        THE GOLDMAN SACHS GROUP, INC.

By: /s/ ROGER S. BEGELMAN                   By: /s/ ROGER S. BEGELMAN
    -----------------------                     -----------------------
Name:  Roger S. Begelman                    Name:  Roger S. Begelman
Title: Attorney-in-fact                     Title: Attorney-in-fact

GS MEZZANINE PARTNERS, L.P.                 GS MEZZANINE PARTNERS OFFSHORE, L.P.

By: /s/ ROGER S. BEGELMAN                   By: /s/ ROGER S. BEGELMAN
    -----------------------                     -----------------------
Name:  Roger S. Begelman                    Name:  Roger S. Begelman
Title: Attorney-in-fact                     Title: Attorney-in-fact

GS MEZZANINE ADVISORS, L.L.C.               STONE STREET FUND 1997, L.P.

By: /s/ ROGER S. BEGELMAN                   By: /s/ ROGER S. BEGELMAN
    -----------------------                     -----------------------
Name:  Roger S. Begelman                    Name:  Roger S. Begelman
Title: Attorney-in-fact                     Title: Attorney-in-fact

BRIDGE STREET FUND 1997, L.P.               STONE STREET 1997, L.L.C.

By: /s/ ROGER S. BEGELMAN                   By: /s/ ROGER S. BEGELMAN
    -----------------------                     -----------------------
Name:  Roger S. Begelman                    Name:  Roger S. Begelman
Title: Attorney-in-fact                     Title: Attorney-in-fact

                                                                      SCHEDULE I



         The name of each director of the Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004. Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.


Name                               Present Principal Occupation
----                               ----------------------------
Henry M. Paulson, Jr.              Chairman and Chief Executive Officer of
                                   The Goldman Sachs Group, Inc.

John A. Thain                      President and Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.

Lloyd C. Blankfein                 Vice Chairman of The Goldman Sachs Group,
                                   Inc.

Lord Browne of Madingley           Group Chief Executive of BP plc

James A. Johnson                   Vice Chairman of Perseus, L.L.C.

John H. Bryan                      Retired Chairman and Chief Executive Officer
                                   of Sara Lee Corporation

Ruth J. Simmons                    President of Brown University

Claes Dahlback                     Nonexecutive Chairman of Investor AB

William W. George                  Retired Chairman and Chief Executive Officer
                                   of Medtronic, Inc.

Edward M. Liddy                    Chairman of the Board, President and Chief
                                   Executive Officer of The Allstate Corporation

                                                                   SCHEDULE II-A


         The name, position and present principal occupation of each executive officer of G.S. Mezzanine Advisors, L.L.C., which is the sole general partner of each of G.S. Mezzanine Partners, L.P. and G.S. Mezzanine Partners Offshore, L.P., are set forth below.

         The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, except as follows:
The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

         All executive officers listed below are citizens of the United States of America, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.

Name                           Position                    Present Principal Occupation
----                           --------                    ----------------------------
Richard A. Friedman            President                   Managing Director of Goldman,
                                                           Sachs & Co.

Joseph H. Gleberman            Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Terence M. O'Toole             Vice President              Managing Director of Goldman,
                                                           Sachs & Co.


                                     II-A-1

Henry Cornell                  Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Richard S. Sharp               Vice President              Managing Director of Goldman
                                                           Sachs International

Esta E. Stecher                Assistant Secretary         Managing Director of Goldman,
                                                           Sachs & Co.

Sanjeev K. Mehra               Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Muneer A. Satter               Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Antoine L. Schwartz            Vice President              Managing Director of Goldman
                                                           Sachs International

Steven M. Bunson               Assistant Secretary         Managing Director of Goldman,
                                                           Sachs & Co.

Elizabeth C. Fascitelli        Treasurer                   Managing Director of Goldman,
                                                           Sachs & Co.

David J. Greenwald             Assistant Secretary         Managing Director of Goldman,
                                                           Sachs & Co.

David M. Weil                  Assistant Treasurer         Managing Director of Goldman,
                                                           Sachs & Co.


                                     II-A-2

Hughes B. Lepic                Vice President              Managing Director of Goldman
                                                           Sachs International

Russell E. Makowsky            Assistant Secretary         Managing Director of Goldman,
                                                           Sachs & Co.

Sarah G. Smith                 Assistant Treasurer         Managing Director of Goldman,
                                                           Sachs & Co.

Randall A. Blumenthal          Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Gerald J. Cardinale            Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Douglas F. Londal              Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Stephen S. Trevor              Vice President              Managing Director of Goldman
                                                           Sachs International

Abraham Bleiberg               Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Joseph P. DiSabato             Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Robert R. Gheewalla            Vice President              Managing Director of Goldman,
                                                           Sachs & Co.


                                     II-A-3

Atul Kapur                     Vice President              Managing Director of Goldman
                                                           Sachs International

Robert G. Doumar, Jr.          Vice President              Managing Director of Goldman
                                                           Sachs International

Ben I. Adler                   Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Melina E. Higgins              Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Elizabeth C. Marcellino        Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Adrian M. Jones                Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Katherine B. Enquist           Vice President/             Managing Director of Goldman,
                               Secretary                   Sachs & Co.

John E. Bowman                 Vice President              Vice President of Goldman,
                                                           Sachs & Co.

James B. McHugh                Assistant Secretary         Vice President of Goldman,
                                                           Sachs & Co.

Beverly L. O'Toole             Assistant Secretary         Vice President of Goldman,
                                                           Sachs & Co.


                                     II-A-4

Mitchell S. Weiss              Vice President              Vice President of Goldman,
                                                           Sachs & Co.

Mary Nee                       Vice President              Executive Director of Goldman
                                                           Sachs (Asia) L.L.C.

Ulrika Werdelin                Vice President              Executive Director of Goldman
                                                           Sachs International




                                     II-A-5

                                                                   SCHEDULE II-B


         The name, position and present principal occupation of each executive officer of Stone Street 1997, L.L.C., which is the sole general partner of each of Stone Street Fund 1997, L.P. and Bridge Street Fund 1997, L.P., are set forth below.

         The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, except as follows:
The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

         All executive officers listed below are citizens of the United States of America, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.

Name                           Position                    Present Principal Occupation
----                           --------                    ----------------------------
Richard A. Friedman            President                   Managing Director of Goldman,
                                                           Sachs & Co.

Joseph H. Gleberman            Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Terence M. O'Toole             Vice President              Managing Director of Goldman,
                                                           Sachs & Co.


                                     II-B-1

Henry Cornell                  Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Richard S. Sharp               Vice President              Managing Director of Goldman
                                                           Sachs International

Esta E. Stecher                Assistant Secretary         Managing Director of Goldman,
                                                           Sachs & Co.

Sanjeev K. Mehra               Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Muneer A. Satter               Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Antoine L. Schwartz            Vice President              Managing Director of Goldman
                                                           Sachs International

Steven M. Bunson               Assistant Secretary         Managing Director of Goldman,
                                                           Sachs & Co.

Elizabeth C. Fascitelli        Treasurer                   Managing Director of Goldman,
                                                           Sachs & Co.

David J. Greenwald             Assistant Secretary         Managing Director of Goldman,
                                                           Sachs & Co.

David M. Weil                  Assistant Treasurer         Managing Director of Goldman,
                                                           Sachs & Co.


                                     II-B-2

Hughes B. Lepic                Vice President              Managing Director of Goldman
                                                           Sachs International

Russell E. Makowsky            Assistant Secretary         Managing Director of Goldman,
                                                           Sachs & Co.

Sarah G. Smith                 Assistant Treasurer         Managing Director of Goldman,
                                                           Sachs & Co.

Randall A. Blumenthal          Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Gerald J. Cardinale            Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Douglas F. Londal              Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Stephen S. Trevor              Vice President              Managing Director of Goldman
                                                           Sachs International

Abraham Bleiberg               Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Joseph P. DiSabato             Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Robert R. Gheewalla            Vice President              Managing Director of Goldman,
                                                           Sachs & Co.


                                     II-B-3

Atul Kapur                     Vice President              Managing Director of Goldman
                                                           Sachs International

Robert G. Doumar, Jr.          Vice President              Managing Director of Goldman
                                                           Sachs International

Ben I. Adler                   Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Melina E. Higgins              Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Elizabeth C. Marcellino        Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Adrian M. Jones                Vice President              Managing Director of Goldman,
                                                           Sachs & Co.

Katherine B. Enquist           Vice President/             Managing Director of Goldman,
                               Secretary                   Sachs & Co.

John E. Bowman                 Vice President              Vice President of Goldman,
                                                           Sachs & Co.

James B. McHugh                Assistant Secretary         Vice President of Goldman,
                                                           Sachs & Co.

Beverly L. O'Toole             Assistant Secretary         Vice President of Goldman,
                                                           Sachs & Co.


                                     II-B-4

Mitchell S. Weiss              Vice President              Vice President of Goldman,
                                                           Sachs & Co.

Mary Nee                       Vice President              Executive Director of Goldman
                                                           Sachs (Asia) L.L.C.

Ulrika Werdelin                Vice President              Executive Director of Goldman
                                                           Sachs International




                                     II-B-5

                                                                    SCHEDULE III


         On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the Securities and Exchange Commission (the "SEC"), the New York Stock Exchange, Inc. (the "NYSE"), the National Association of Securities Dealers (the "NASD") and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

         In November 2002, the SEC, the NASD and the NYSE alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 hereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.


                                     III-1

         On April 6, 2000, in connection with an industry-wide investigation by the SEC relating to the pricing of government securities in advance refunding transactions, Goldman Sachs joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.



                                     III-2